Exhibit 99.1

Uranium Royalty Corp. Files Quarterly Report, Expands Physical Uranium

Inventory and Increases Margin Loan Facility

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 18, 2021 to its short form base shelf prospectus dated June 16, 2021.

Vancouver, British Columbia, Canada, December 14, 2021 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V:URC) (“URC” or the “Company”) announces that it has published its unaudited interim consolidated financial statements for the three and six months ended October 31, 2021 (the “Interim Period”), which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

As at December 13, 2021, the Company had approximately C$104 million in cash, marketable securities and physical uranium holdings.

Physical Uranium Inventory Expanded

The Company increased its physical uranium inventory by 300,000 pounds to 1,348,068 pounds, with an overall weighted average acquisition price of US$39.80 per pound.

Also, as previously announced on December 2, 2021, the Company entered into a supply stream agreement with CGN Global Uranium Limited for 500,000 pounds delivered in 2023 through 2025 at a weighted average price of US$47.71 per pound.

Increased Balance Sheet Strength

The Company announces that it has amended its previously announced margin loan facility with the Bank of Montreal to increase the commitment amount by US$5 million to US$15 million, among other amendments. In connection therewith, the Company drew an additional US$5 million as required by the amendment, for a total of US$10.175 million principal amount currently outstanding.

During the Interim Period, the Company received C$2,452,141 and US$9,640,681 from sales through the facilities of the TSX-V and NASDAQ, respectively with the issuance of 2,457,339 common shares pursuant to its previously announced at-the-market equity program.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.